Filed by The DIRECTV Group, Inc. pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: The DIRECTV Group, Inc.

Commission File No.: 001-31945

Transcript of The DIRECTV Group, Inc.’s presentation at

Barclays Capital’s Worldwide Wireless and Wireline Conference

Held on May 27, 2009

Vijay Jayant – Barclays Capital:

Okay. Good afternoon ladies and gentlemen. I think we're going to get started on our first keynote speaker for the day. We have Chase Carey, the President and CEO of the DIRECTV Group. Thank you, Chase for coming back.

Chase Carey, President and Chief Executive Officer, The DIRECTV Group:

Thank you. It's nice to be here.

Vijay Jayant:

This is going to be a Fireside Chat of course, where I will ask a handful of questions and then hopefully once you all are done with lunch, you will have some questions yourselves. So with that Chase, I think I will start off first on the fundamental side. Obviously 2009 looks like a year where subscriber growth has been very, very good and the expense of that, ARPU has been growing a little slower than –

Chase Carey, President and Chief Executive Officer

Yeah.

Vijay Jayant:

-- probably some of us have expected. Can you sort of talk about the balancing act, you and your management go through in determining growth versus profitability? How do you sort of think through that and on the heels of that question, I really want to talk about obviously ARPU has been a big question for everybody, how confident are you that ARPU growth will start to accelerate as the year progresses?

Chase Carey, President and Chief Executive Officer

Sure. I guess in terms of growth versus profitability, I mean in many ways I guess what I do look at it is building value. And we can build value by adding subs and I think what we make sure is when we focus on subs, it's not just subs for growth sake, it is adding quality subs that are enhancing our value and ultimately profitability and really cash flow have to be your ultimate measure. And because I think that is ultimately what's -- what determines the value, what's the cash you are generating. So I think what we have done on the subscription acquisition side is try to make sure we stay disciplined. And even this last quarter where we added approximately half a million subs, we are doing it with fairly tighter credit controls and tools in place to ensure we're focusing on quality subscribers. But if we can get those quality subscribers, we think that is a value enhancing opportunity for us.

I think we don't want to get too skewed to one side or the other. I do think a balance is good. I think it gives you the opportunity to make sure you're not overly dependent and overly weighted towards one perspective. But I would say -- anyway subscriber growth is opportunistic and then I think in some ways I think we saw an opportunity. Really in the fourth and first quarter, I think we thought a lot of our competitors were wringing their hands on “the markets tough” and the like, thought we could take share. So we thought we could take some share with some good customers and we did so, probably actually got more customers and then probably this number exceeded what we set out in the first -- expected to get in the first quarter.

Probably because I think we have talked about sort of -- probably dialing back to the offer side a bit, but I mean as we feel very good about 470,000* customers we did get, I think we will continue to be opportunistic that if we can take share on appropriate terms with quality customers to do so. Though I think our focus is always going to be to make sure year-in, year-out we’re continuing to build the cash flow of the business and that is -- that really is the end of the day how we're going to -- how we're going to build value.

You talk about the ARPU issue in the first quarter. And I think we knew all along and said it upfront that the first half of '09 was going to be a difficult period year-on-year of ARPU comparison. Because we started to step up the offers and credits from a competitive perspective in the beginning of '08 and therefore just as those things travel through, there was a level of predictability that you could see that will sort of normalize itself out as you go towards the end of '09.

So we knew from an ARPU perspective those difficult year-on-year comparisons would be at the beginning of the year and better comparisons would be the end of the year. I think in hindsight, we probably ended up a little more aggressive than we needed to be on offers. You could have ended up saying that we -- ending up with 370,000 instead of 470,000* and a bit higher ARPU growth, with that being a better place to be. Potentially that would have been a nicer balance, yet I think we feel good about the subs we got.

And I think to the degree I guess speaks to the opportunity and the strength we had in the marketplace and we did take advantage of the subs. Clearly there are some industry things that affected ARPU a little bit more than we expected – the challenge in the premium category was a little bit -- more headwinds than we thought and we probably didn't do as good a job as we could have of mitigating some of those headwinds. So again that's something we'd focus on. But and then the ad sales, probably what we would do is going to be tough; it's probably again a notch tougher. But overall, I think we feel quite confident that the ARPU will get -- will be better in the second quarter than the first and better in the second half than the first.

We feel, given where we started, the ARPU for the year will be below what we initially thought. But I think we feel actually pretty good about the balance and while again may have been a bit more aggressive certainly looking at it from the other side of the glass, we feel great about adding 470,000* quality subs.

Vijay Jayant:

Was the digital transition of the broadcast signals that started partly in February and obviously it gets concluded in June, obviously probably helped on the subscriber mix, but also probably put some impact on ARPU assuming that there were generally lower ARPU customers?

Chase Carey, President and Chief Executive Officer

Yeah, I would have said it's small. I think clearly the digital transition was a positive. I think really it's

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tough to sort of quantify how big of one -- I don't think it was a major positive. I think it was a modest positive in subs. And probably most of those customers would not have been buying the high-end packages, so probably a small negative on ARPU. But really the bigger issues in ARPU is the credits, offers, premiums, a bit – pay-per-view and ads would have been certain...the four categories, I mean I think a little bit if you really wanted to dig really deep, yes, there are other factors and that probably would have been in the next tier, but probably would have been those four and are really the things we're focused on, some are more manageable than others I think, the advertising is just when we're going to have to ride the economy out until it gets better. But I think some of the others we can do -- we can do more things about.

Vijay Jayant:

Given the success in the first quarter and given some of the rhetoric we've been hearing out of the competition that the economy has gotten a little tougher in April, early from subscriber trends and also given your big success in the first quarter, can you talk about the competitive landscape, incrementally since the first quarter? Has it gotten worse, better, has it gone more competitive and sort of -- given the fact that you've actually pulled back on some of your offers?

Chase Carey, President and Chief Executive Officer

Yeah, actually we feel okay. And I'd say right now we feel pretty much on track with our plans. Again we, by design in March pulled back on some of our new customer offers and tightened up a bit on some of our existing customer save offers in hardware pricing. So we've made -- taken some steps that we thought were appropriate. I think our results were actually pretty in line with our expectations. So I wouldn't say we're seeing anything outside our expectations.

Competitively, I would say it's probably marginally more competitive, and I do think that cable guys have -- we try to track it pretty diligently, and I'd say they've stepped up a bit, not a lot, but if I was going to say directionally, I'd say the competitive environment in the last -- in a month plus has gotten a little tougher. But actually I think we feel like we're competing pretty well and feel pretty good about where we are in the momentum to the business. But yeah, I would say competitively, it's sort of probably marginally a little tougher in the second quarter to the first.

Vijay Jayant:

I want to mix it up a little, because I think the key question that we get right now is really about your ability to buyback stock, given some regulatory restrictions on the Liberty transaction, the prospect of a tender and obviously your aspirations of getting investment grade ratings and refinancing about $2 billion debt that's there from the Liberty side. So can you sort of talk about where you are in the process, what are the levers that help you decide which way you're going to come out on this? Thanks.

Chase Carey, President and Chief Executive Officer

Yeah, let me -- I mean, I guess probably the way I would start is just that what we know we can and can’t do and then sort of what are the factors. Between now and when I think it is we mail the proxy, we could buy 1 million to 1.25 million shares a week. It's about somewhere in the run rate of what we can buy in the market. Then between the mailing and the vote, we're out of the market. At the vote, if there is a gap at times between the vote and close, then we actually can buy on an unrestricted basis.

And then the -- those three are known. The unknown then is once we close, for the year subsequent to that, can we buy shares? There is a the recent IRS ruling or finding or something put out that gave us some positive indication we may be able to. We've asked for an IRS ruling, as part of our IRS rulings in this transaction to get clarity on whether we are or not able to buy shares in that year post-close. So that

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is something to be determined. We will be engaging with the IRS, as we work on the ruling and so, we'll probably get some understanding, informal understanding as we get a little more facts on the table and engage with the IRS a bit more.

So that's obviously one of the factors that one factor we will have to wrestle with is what restrictions do we or don’t we have from a buyback perspective. The second factor, we have to get some clarity on is the B.of A. debt. Liberty has about $2 billion of Bank of America debt that is due between '09 and '11. And we need to engage with them to determine how do we deal with that and what are the implications of dealing with that debt – it’s a complicated security with hedges and collars around it. So there are -- that is something within the short term to do.

And then I guess the third dynamic sort of relates to the credit markets, the availability in terms of credit and credit markets, and as part of that what should we -- how do we deal with our credit rating. To date, we've not really engaged with the rating agencies to address, I mean clearly our rating today makes no sense, given our balance sheet and cash flow. But it's not something we had pushed, we really weren’t in a place, given we sort of had been going through these sequential - over the last five years - from restrictions post-GM, with News Corp, and then News Corp-Liberty transaction, and this Liberty transaction had really not had us in place to clearly credit market to really be able to have a long-enough view to go in and sort of really define the terms, the pros and cons around credit being rated at various places. And so, we're engaging with the credit agents to determine what would be the -- what's the attractiveness of sort of various levels of credit that we would qualify for and what are the -- what were the expectations that come with it, and wrestle with the pros and cons of all of those factors. So I think it's sort of a confluence of all of those things in the short term that will really give us -- that will come together and obviously enable us to frame those things with the Board to determine what we think the right steps are and those are all things were engaged -- all those various parties were engaged in actively today to address.

Vijay Jayant:

Do you have any sense on when there could be a decision on which way we come out on this in the next weeks, months?

Chase Carey, President and Chief Executive Officer

Well and there's some timeframes you sort of had guide me, some of these don't -- I think from an IRS perspective on the tax side, we've made a filing. I think the -- what I've told through the IRS guidelines are sort of to try and address things in about a 10-week timeframe. But obviously that will depend, that is not a -- they are not obligated to, that's just a guideline and it probably will much depend on the complexities of it, and the clarity and ability to address whatever questions come out of it.

I think the rating agencies probably need to get as I think very short term, I believe in the next few weeks get a bit more clarity on sort of what do they need to know, what do we need to do and with again the Liberty transaction done, I think we're probably getting at least some guidance on what steps like there.

And so I think probably we're -- and I think from a shareholder, probably we'll be looking to mail the proxy somewhere in July, certainly no later I would think than really the beginning of August, but I assume July. So you probably sort of have that timeframe where you're trying to address the taxes, address -- get some sense of credit agencies, B of A to engage with certainly in that timeframe, so it's probably in those -- in that timeframe between now and mid -- now and the end of July, you're trying to get as much information, you may not be able to -- may not get definitive conclusion or answers on

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some of those and so we'll have to deal with it as we at least get better insights and they're able to make intelligent judgments that we have something short of a definitive answer, but I think that's sort of roughly the timeframes we're dealing with.

Vijay Jayant:

Let's move to Telco partnerships. Obviously you have the big three guys there obviously driving part of your growth, so can talk about longer-term as they evolve at least Verizon and AT&T evolve their businesses on 4G wireless network, how does DIRECTV fit and does your existing contracts allow you to bundle that wireless product outside their wireline footprint today?

Chase Carey, President and Chief Executive Officer

Yeah, I mean, in many ways, I think wireless is the great opportunity longer term. I mean I think if you talk to, and obviously they can answer the question better than I can. But I think if you talk to AT&T or Verizon, they both say, what's the future of the business in the heart of their business going forward. They both say the wireless business is ultimately their future and what's going to dominate their strategies going forward.

And I think if they go from -- to a 4G platform and all the capabilities that come with it and you think about us, we are incredibly compatible in terms of providing a solution for the needs for video, data and communication on an in-home and out of home basis. And clearly that 4G platform was going to have a lot -- it could be able to do a lot of stuff. What it's not going to do is sort of the type of video we do. And so I am talking about any transaction, I'm just talking about a business compatibility, as you think of those capabilities.

And in many ways, I think particularly what excites us is I think mobility will continue to be more and more important and they are clearly the leaders in that, and it's clearly a place we have a competitive advantage against our historical competitors and we can find the right way to align and drive our various capabilities.

We are pretty free do -- we're essentially free to do in a wireless arena, what we are capable of doing with them. I mean our agreements today are really focused on the wired businesses and the wireless is largely opportunistic, and we're doing things wireless. We've launched some applications with AT&T Wireless. We are engaged with both of them in terms of developing, we had the DVR SCHEDULER, the iPhone we are engaged with, we're looking at doing things with Sunday Ticket product, as you go to wireless this fall.

So we're engaged both in trying to really start to figure out how we really take advantage of the combined momentum of our businesses, as they emerge. Wireless, clearly is not going to, in some way, this is not -- it's not going to probably in six to 12 months be the differentiator. This is really -- well if you look at over a few years, obviously the 4G platform is just going to get built over the next set of years. And, but I think it really has an opportunity for us to define a long-term future aligned together. I'm just talking aligned structurally in terms of providing a great set of services that are compatible with each other and can integrate with the customers as a great experience. Clearly in the FiOS region, clearly we will deal with that in a different way. So, but in the large part of the country, the majority of the country, I think we can do some great and exciting things if we figure out really how to work together and take advantage of each other's strengths.

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Vijay Jayant:

Any comment on your existing relationships, do they allow you to resell wireless outside the wireline footprint?

Chase Carey, President and Chief Executive Officer

Yeah. We are allowed to do, I mean we really would have to -- it sort of -- we got to figure out what works for all of us. I mean, so we're not restricted in anything opportunistically. So we're not -- we don't today have a -- we don't have an existing structure that we're doing. And we're talking about ways to use our and their various assets reaching distribution.

But there is no -- from a restriction perspective, there are no restrictions, it's all opportunistic. But I think in terms of what are the opportunities we develop today, we're developing opportunities sort of more as one-offs when we find them - of doing things. And I think we could keep on building those, but I think the structural relationship will evolve as we go forward.

Vijay Jayant:

I think Verizon sold fiber and access lines to Frontier who is partnering with DISH, is that going to be material or how does that work out? I mean, they have your customers right now?

Chase Carey, President and Chief Executive Officer

Yeah, I mean I think we'll have to see. I mean transaction like that probably will take a while to get closed and approved. We obviously value the relationship with Verizon so and we've made a good relationship with Verizon. So the people that run the businesses are – they’re going to Fairpoint, I think will have a very positive view of the relationship we have with them and as the coming months go along, I mean it is certainly -- or probably what is, I guess is a better part of the year, it's going to be what it is, because that's probably the timeframe you got to get this deal done. I think in that timeframe, what is the longer term future, we'll have to see.

The positive of the Fairpoint is the acquirer, the reality will be is that this mix is there are going to be more DIRECTV subs, because there is more Verizon homes and than Fairpoint homes. We'd like, I think we've had good relationships with our Telco partners, and if there are ways to do things that makes sense for us, we try and do so. But we've been on both sides of that. So if -- I think we know it will be business as usual for certainly a period of time here and I think in that timeframe, we'll figure out if there's an opportunity to do something that makes sense for us in the longer term, I think we'll go into it. Probably the best thing that we have going for us is a good relationship with Verizon, Verizon homes, that I assume will be the people that really continue to at least manage the local regions, obviously within the construct of the overall parent.

Vijay Jayant:

So we'll move to the NFL SUNDAY TICKET again. Second time I think you redid a deal before the term came, the original contract ended. Obviously paid up this time a little more. And I think that sort of the hurdle rate is to have double digit top line growth to sort of breakeven on the contract. So I'm assuming, given where the business is, you are -- on your subscriber growth, the number of folks that are still taking NFL SUNDAY TICKET is probably declining incrementally, because you already -- if you want it, you already have it, I'm assuming. If that is -- so can you talk about how did you convince the Board that this was a good deal and you're going to make money on it? And how -- some of the strategies –

Chase Carey, President and Chief Executive Officer

Yeah, I mean to start, we've been achieving that type of growth today. I mean so we have continued to

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drive that type of growth. We think there's clearly subscriber growth that we can continue to drive into the business. We're obviously adding value to it. We have a Super Fan package that added another dimension to it in terms of that high - HD and some extra packages that go around it, probably the broadband arena will be one we haven't.

So we're going to have a new segment of the market that we can reach and sell this product to and probably an easy example of where -- who are those customers -- would it be a place like Manhattan where our penetration today is de minimis and we have a lot of transplants, who are probably fans of teams of other places, that as you get a better broadband pipe that could provide quality video, we can add a customer base that we have not historically really been able to access through Sunday Ticket.

And I do think it's a product that continues to have -- we're going to be smart about it, but I think we expect to be able to continue to have pricing power through it. So I think from our perspective, it is a product we think we can continue to drive, continue to use that really drive direct revenues and that's really our goal to make this pay for itself and therefore the benefits really become what is the -- what does it do for the business as a whole beyond it if we -- if we are successful in making it pay for itself and then really using it as a driver to attract the unique quality of subscribers. I mean the ARPU of the subscribers we have through Sunday ticket is truly unique. There are clearly subscribers, we have because of it, when tough opportunities commercialize the relationship for us and I just think from a brand perspective, it is in many ways one of the things that distinguishes us from those we compete with.

So I think we feel very excited and I do believe that we can between subscribers, pricing, broadband and some of the features and functionality, again we're going to start to move, I mean some things in the wireless arena like we're doing in the Sunday Ticket, there are ways we can continue to energize and drive the product and I really do think there is real growth. I mean, it's I think as we find every year, we're attracting new customers to the platform for Sunday Ticket and we are in a very -- certainly we paid -- we paid for it, paid a big price for it, but yeah, we think it's the best franchise in the business and in a world where differentiation is going to become more and more important and I think premium products will have more and more value, it's the middle stuff that's going to get lost and this to me is the ultimate premium product and the ultimate differentiating product, which really drive your business forward.

Vijay Jayant:

I wanted to -- given you're talking about programming costs obviously one of the biggest costs that you have, your growth in programming costs remain substantially lower than what we're seeing from the cable industries at least this year and some of them have actually admitted that there is some risk that video margins may not improve or probably decline on this sort of video business. Can you sort of talk about, we have obviously margins improving due to other reasons, but just on the gross margin side on video, given the kind of rate increases you can take and all the enhanced products that you have and your underlying program and cost, do you think video margins are going to be improving over time?

Chase Carey, President and Chief Executive Officer

You are not talking programming specifically, you're talking overall margins?

Vijay Jayant:

No, I am talking gross margins for video, I mean for you, yeah.

Chase Carey, President and Chief Executive Officer

Yeah. I mean I think I'm not sure [indiscernible] but from a programming perspective, I think we feel

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that we've got -- we've done a pretty good job of getting on top of that. Some of it's timing, the price and products and cost, we've digested earlier that some of our competitors are taking on now. We added something like Fox, we've done something like Fox News probably a year ago. There are -- there are probably costs, historically, we had that were higher than they should have been, particularly given our size and I think we've done a good job over the last few years bringing our cost into line with our size. We're going to have the fights on retrans and some of the local sports that everybody has.

But I think from a margin perspective, we continue to believe we really have room for improvement. And I think the places, like service that we're not where we should be and we've made strides, but clearly we have real work to do. I think the upgrade and retention spending is again a place we've improved from a margin perspective. But I still think there is real room to grow.

I think we do recognize we're going to be investing more in some places like SAC, as we put more in to a home, it is like our goal in SAC is to stabilize it. There are places we save and there are places we invest. So as we move to a whole home solution, broadband connectivity, to be able to make those investments and find the savings. They pay for it and then some of those investments will again have a payoff in terms of margin improvement.

Clearly, we just have some room to grow. I mean I think penetration of products like HD and DVRs are still - I still think those are going to be products that are in 60 -- two-thirds of American households, if not more. And we're not close to that on in either one of those, we probably will. But the real upside and those are obviously high margin products.

So I think the places we know we can really take advantage of continuing to add to the top line in a profitable way, and I think we know there are costs that we can continue to really find efficiencies, whether its just doing a better job in service or finding efficiencies by putting more of our product in homes that enables us to do upgrades, simply from a software - flick a switch - as opposed to role the truck type upgrades that those sort of savings while we're investing in the business will let us continue to improve the margins and programming clearly is our biggest single cost and yes, we're going to have some fights in that, but I think we have pretty good visibility, we know when contracts are coming up. Again probably the two challenges there would be – the two hot points would be retrans and sports today, but I think we feel, we could fight those battles.

Vijay Jayant:

Okay. I'm going to ask one final one and then we'll open it up to the floor. Obviously, everybody is trying to speculate post the Liberty transactions where does DirecTV go and the press and probably analysts have written about the prospects of combining with a Telco. Obviously you probably can't comment on that, but I'm trying to really get to the bottom of – with the current administration – do you think the regulatory environment would be supportive on potential Telco-DirecTV transaction or now let's even go back to 2001, Dish-DirecTV transaction, and how do you sort of see -- whatever you can sort of talk about it.

Chase Carey, President and Chief Executive Officer

Okay. Let me -- I mean, I could just first answer it from our perspective and I'll give you my two cents – which probably isn't worth anymore than two cents – on understanding regulatory environment. Yeah, I mean from our perspective, we think DirecTV is really well situated to really go forward – I mean a lot has been talked about the wireless businesses – compete aggressively with the bundle and really have the opportunities if you look at things like I think probably first one is wireless technology to really drive our business without a transaction.

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So I mean I guess I do want to be clear that I think we -- yeah, I think we're in the sweet spot of this business. I think video is the richest place, it's the place you can most differentiate, I think it's the greatest as value added, I think it’s the centerpiece in the home that you can drive when – if we do our job, we should be the gateway to the web and not find the web as a competitor to us. So I think we are situated right where you want us to be situated with an emerging level of natural partners without any transactions.

Again, we should be great partners with AT&T and Verizon Wireless without any transactions. They just naturally fit what we're doing. So that's our goal, it's not a transactional goal, it is a goal that really drives to fill what the opportunities we think are in front of us.

From a regulatory perspective, I probably again -- probably don't know a whole lot more than what I read, which is the same stuff you read, which would end up saying – you would expect this administration to be more aggressive from a regulatory perspective. The Justice Department sounds like they are going to be more aggressive from an antitrust perspective. But again that's based on reading newspapers, not getting insights - for a lot of the people making these policies aren't even in the place like the SEC, aren't even in their jobs yet, haven't even been confirmed. So you're probably not reading anything but sort of the macro tea-leaves that exist out there.

I think the counter issue ends up being, this is the business that's changing rapidly. So you go back to a DISH-DIRECTV transaction I would think, has an uphill fight [ph], probably just any transaction that got shot down is always going to have an uphill fight, given the legacy of having got shot down, but clearly the world has changed, and FiOS and U-verse didn't exist in the way they did and I guess it would really be, reviewing that, I would still think it would be an uphill fight. But I think it would, because of the history, but in many ways it would be how do they view the emergence of the Telcos' as real competitors.

I mean I would think if the Telco were determined to be real competitors then, it would be seem to be that addresses a significant part of what would have been the challenges. I think the rural part of it is still something to be addressed. So I just don't think -- I don't think it did a good job addressing that last time and I think there are ways you could have addressed it any way.

Right. The flip side of ends up being from the Telcos, which almost going with one or the other ought to be true, are the Telcos really going to be full fledged competitors, are they just more a competitor – if they're really wireless businesses – just the competitor in the FIOS footprint and on a larger scale, not really competitors and therefore is it an alignment that is necessary to compete and that probably becomes -- again all these arguments very much become having somewhat in the other side of the table that I would guess would have to make those judgments and make those arguments. I would assume with this type of, again with the degree of democratic control and I guess what we viewed as their historical perspective towards these issues, I would assume all those things would certainly be an uphill fight, but I can lay out the pros and cons in arguments for it and I'm not sure there are anymore than the obvious. But I think what is the reality for us is I think those are not transactions that are necessary for us to be successful because I think many of those opportunities will be there just by nature of the competitive structure of what we're doing.

Vijay Jayant:

I think we'll open up for questions, I think mics are around. So just please put your hand up so I can see you. Anymore? Right there.

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Question from the audience:

Hi, can you talk a little bit about the extensions that you're doing to the NFL Sunday Ticket package and to what extent you've had up tick of those SuperFan and some of the other stuff you've done and on SuperFan, what degree of that is due to bundling the HD into SuperFan and whether you're getting any negative reaction from your customer base by essentially forcing them to double pay for HD?

A – Chase Carey

Yeah, I don't -- I mean, SuperFan, which is probably the real extension today that's the -- we sort have bundled every -- a lot of the extensions have been bundled together inside SuperFan. So I think we try to continue to enrich it, but a lot of the interactive features and data features and the like are things we're doing inside SuperFan. And SuperFan, it is actually -- it has grown nicely, it has been -- it's material to us. It is -- we probably would not put up a number out there, but it has become significant part of the business.

Yeah, and there probably is some customer push back on paying for it, like I mean it's -- in some ways that's the reality of our business at every level. When we put through a price increase, the markets get some push back. I mean I think we have to deal with that, and customers at probably every level, price is one of the things that we compete with. Any time I do a customer satisfaction study, the reality is the thing you always get rated on, when they tell you ahead of time you're going to get this, you get rated on the most negatively is price, and people would always like it for less.

So you do get some push back, but I think the take up speaks to the fact that an awful lot of people want it, value it and really will -- they will ultimately pay for it. And to a degree that push back with a unique customer, I think we try to manage it, we don't try to be callous about it, we don't try to be immune to the view of a customer pushing back on the price. It's not -- really, it ends up being -- generally the push back will be in whole a pretty small segment of that are buying it. So really, how many buy SuperFan, you could end up saying, you get a few thousand that are upset, it still would be as a percentage of the whole of buying SuperFan, it's up -- it's a tiny percentage, and now probably some that don't communicate so, and we try to deal with it and deal with it with sensitivity and with some understanding and try to find ways to make people feel okay about it, but I think managing price, all these pricing dynamics are part of the challenge we have to deal with in our business, again whether it starts with price increases, but I think the arena will probably -- the two, sort of biggest new arenas we will really be focusing on in the next year or two will be sort of adding some wireless dimensions to it, we had one, but we're going to expand the wireless, and that really which is probably -- is really coming out from a different direction is the broadband segment, which is really not to our -- sort of a customer we haven't had – it’s a different type of customers, obviously not a DirecTV customer, just a customer not getting DirecTV, but how do we deal and develop that experience for those customers.

Question from the audience:

I was just wondering as we move forward, the TiVo product later this year, how does that affect or will it affect your relationship with NDS? Do you guys continue to work together or did you move to a TiVo platform, did you move to your own platform?

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A – Chase Carey

It really wont affect NDS -- I mean NDS is largely our conditional access provider. I mean -- I think we have really moved to really be controlling and constructing the middleware, and sort of architecting the middleware ourselves. I mean we integrate into capabilities from others and other providers. But I'd say our relationship with NDS, the heart of it is around conditional access and they'll continue to do it, they do a good job with conditional access and I think it just -- we value that relationship, we haven’t had piracy problems since '03 when I got here and we got on top of it and obviously EchoStar has continued to struggle with that a bit. So I think it speaks to the NDS capabilities in that arena, but that's really the primary role – from middleware and the like, it is really designed and architected by us and we're laying out the specs and the capabilities and really what -- the change with TiVo going forward, which I think is good for them and good for us will be one where the heart of what should be part of the DIRECTV experience will be encompassed in TiVos and TiVo will sort of be an option for those customers who wanted to be -- and if the user interface layered on top of it is not a -- not what it was in the past, which was really a completely different experience.

Question from the audience:

Chase, if -- one were to go to the EchoStar website today, they would see a direct comparison between yourself and the dish product. So and it has been a while since I remember them going head to head or directly trying to pinpoint. So one, have you seen that marketing become more pervasive across the country? Two, any reason or your personal view in terms of why EchoStar is redirecting some of their campaign as an indication of the easy subs from cable have been taken or those that have been more challenged via various markets, Time Warner and Charter. And then, is there any need for you to correct any market against their old campaign?

A – Chase Carey

They haven't -- I mean I haven't seen the website. So I don't think they're actually doing a lot in sort of more mass media. I know they said at their Dealer Conference in the last month, which is where they really talked about, that they are aware this is sort of a declared direction, as they said they are going. And I assume there will be more marketing material around it other than the web, the web is obviously just the fastest thing you can get up. So I assume they will do more and they probably don't [indiscernible], how much mass media they do.

What's behind it I don't -- I don't know, I mean I guess might assume in some ways, it's our success and against them. And while we both compete against cable and each other and the like, they may feel it's important for them to at least maintain more, try to somehow stay closer to us and not have a perception that there's really one player in the satellite business. From our perspective, we didn't really respond to that the $9 offer.

So they've tried some pretty extreme things in the last three to four months, certainly a $9 offer is a pretty extreme strategy. I think we have a lot of strengths to sell. I mean when you get into value, you can always -- I mean you can always make -- anybody can make a pig dance, so you can get into sort of making things look the same, and I think a lot of locals aren't there, or the regional sports aren't there – oh I’m from New York and that means I don’t get the Yankees. So I don't get this package or that package. So yeah, I do think in some ways the consumer is more savvy that they are giving credit for. We will certainly monitor everything we run into competitively, whether it's cable bounties on satellite or DISH or even FiOS, what they do in the market, I think we very aggressively pursue every competitive challenge we deal with, we'll make judgments as to what is appropriate for us, we're looking

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to -- in our goal, if we compete with dish, we compete with cable, we're not looking to beat dish, we're looking to be the premium player in the category.

Today certainly, we take subs from dish, but we take more subs from cable. So that -- I think that is where we are and how we approach it is we continue to really try and distinguish ourselves in the broader marketplace, but it doesn't mean in different places, we don't – we’ll respond if we think it makes sense for us to respond, but I don't see us sort of migrating down to -- and again sort of saying that we're going to just go head-to-head with dish, I think that will be diminishing our strengths and in some ways playing -- not playing to our own strengths and our momentum today in the marketplace.

Vijay Jayant:

I think that's all the time we actually do have. With that, thank you so much Chase for doing this and hopefully we'll see you next year.

Chase Carey, President and Chief Executive Officer

Fine. Thank you.

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* Mr. Carey incorrectly stated that The DIRECTV Group, Inc. added 470,000 subscribers in the first quarter of 2009. The correct number of subscribers added in the first quarter of 2009 is 460,000.

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